Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Big River Breweries, Inc.	Tennessee

GB Acquisition, Inc.	Tennessee

Big River Properties, Inc.	Tennessee